Filed by Corn Products International, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Corn Products International, Inc.
Commission File No.: 001-13397
Dear :
As you probably know by now, Corn Products International and Bunge have announced a merger agreement in which Bunge will acquire Corn Products International in an all-stock transaction expected to close by the fourth quarter of 2008. Corn Products International will become a wholly-owned operating subsidiary of Bunge with its headquarters remaining in Westchester, Illinois.
Corn Products International believes this is a compelling strategic and financial path to proceed along at this time because of the many benefits it offers to our global customers and partners, as well as our employees and investors.
The two businesses complement each other commercially, operationally and geographically. Bunge is purchasing the entire Corn Products International business and has long desired to add a corn value chain to its global agribusiness portfolio.
Bunge has committed to no near-term closures of industrial facilities and, indeed, shares our passion to fashion an even stronger supply chain and logistics system. Corn Products International will be able to grow and expand more quickly with the scope, size and large resources that Bunge offers.
I (we) are excited about this combination because of the opportunities it brings to strengthen and expand our existing relationships with you, our customer(s), as well as to develop new customers around the world and offer a broader product portfolio with value-added products/ingredients. This merger also brings many new ways to further improve and enhance our customer service and distribution networks to even more efficiently meet your needs now and into the future.
We share overlapping customer segments with Bunge, including food processing, brewing, confectionary, bakery and animal feed. Both companies share deep and long commitments to maintaining a strong customer focus, and we are convinced that this merger will unlock methods to further enhance our important customer relationships.
As the transaction process continues toward the closing, we will keep you informed as more information becomes available. I want to reassure you that Corn Products International will remain completely fully focused on meeting — and surpassing — your product and service requirements.
In the meantime, please contact your Corn Products International sales and customer service contacts with any questions you may have. We hope you share our excitement over this new chapter in Corn Products International’s long and rich history of supplying customers around the world.
Sincerely,

Forward Looking Statements
This material contains “forward-looking statements”, including, among other statements, statements regarding the proposed merger between Corn Products International, Inc. and Bunge Limited, and the anticipated consequences and benefits of such transaction. Statements made in the future tense, and words such as “anticipate”, “expect”, “project”, “continue”, “believe”, “plan”, “estimate”, “intend”, “will”, “may” and similar expressions are intended to identify forward-looking statements. These statements are based on current expectations, but are subject to certain risks and uncertainties, many of which are difficult to predict and are beyond the control of Corn Products and Bunge.
Relevant risks and uncertainties include those referenced in Corn Products’ and Bunge’s filings with the Securities and Exchange Commission (the “SEC”) which can be obtained as described in “Additional Information” below. Risks and uncertainties relating to the proposed merger include: required regulatory approvals may not be obtained in a timely manner, if at all; the proposed merger may not be consummated; the anticipated benefits of the proposed merger, including synergies, may not be realized; and the integration of Corn Products’ operations with those of Bunge may be materially delayed or may be more costly or difficult than expected. These risks and uncertainties could cause actual results to differ materially from those expressed in or implied by the forward-looking statements, and therefore should be carefully considered. Corn Products assumes no obligation to update any forward-looking statements as a result of new information or future events or developments.
Additional Information
This material is not a substitute for the joint proxy statement/prospectus and any other documents Corn Products

International, Inc. and Bunge Limited intend to file with the SEC in connection with the proposed merger. Investors and securityholders are urged to carefully read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, because it will contain important information. The joint proxy statement/prospectus will be, and other documents filed or to be filed by Corn Products and Bunge with the SEC are or will be, available free of charge at the SEC’s web site (www.sec.gov), by accessing Corn Products’ website at www.cornproducts.com under the tab “Investors” and then under the heading “Financial Reports” and then under the heading “SEC Filings” and from Corn Products by directing a request to Corn Products International, Inc., 5 Westbrook Corporate Center Westchester, IL 60154, Attention: Investor Relations, and by accessing Bunge’s website at www.bunge.com under the tab “About Bunge” and then under the heading “Investor Information” and from Bunge by directing a request to Bunge Limited, 50 Main Street, White Plains, NY 10606, Attention: Investor Relations.
Neither Corn Products nor Bunge is currently engaged in a solicitation of proxies from the securityholders of Corn Products or Bunge in connection with the proposed merger. If a proxy solicitation commences, Corn Products, Bunge and their respective directors, executive officers and other employees may be deemed to be participants in such solicitation. Information about Corn Products’ directors and executive officers is available in Corn Products’ proxy statement, dated April 4, 2008, for its 2008 annual meeting of stockholders and in Corn Products’ most recent filing on Form 10-K. Information about Bunge’s directors and executive officers is available in Bunge’s proxy statement, dated April 16, 2008, for its 2008 annual meeting of shareholders and in Bunge’s most recent filing on Form 10-K. Additional information about the interests of potential participants will be included in the joint proxy statement/prospectus when it becomes available.